SPRINT SPECTRUM HOLDING
COMPANY, L.P. AND SUBSIDIARIES



Consolidated Financial Statements for the Years Ended
December 31, 1997, 1996 and 1995
and Independent Auditors' Report

INDEPENDENT AUDITORS' REPORT


Partners of Sprint Spectrum Holding Company, L.P.
Kansas City, Missouri

We have audited the accompanying consolidated balance sheets of Sprint Spectrum Holding Company, L.P. and subsidiaries ("the Partnership") as of December 31, 1997 and 1996, and the related consolidated statements of operations, changes in partners' capital and cash flows for the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Sprint Spectrum Holding Company, L.P. and subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for the three years then ended, in conformity with generally accepted accounting principles.

The Partnership was in the development stage at December 31, 1996; during the year ended December 31, 1997, the Partnership completed its development activities and commenced its planned principal operations.



/s/ Deloitte & Touche LLP


February 3, 1998

             SPRINT SPECTRUM HOLDING COMPANY, L.P. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                                 (In Thousands)

                                                  December 31,     December 31,
                                                     1997              1996
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents ...................     $117,164          $69,988
  Accounts receivable, net ....................      113,507            3,310
  Receivable from affiliates ..................       96,291           12,901
  Inventory ...................................      101,366           72,414
  Prepaid expenses and other assets, net ......       28,495           14,260
  Note receivable--unconsolidated partnership..           --          226,670
                                                  ----------       ----------
     Total current assets .....................      456,823          399,543


INVESTMENT IN PCS LICENSES, net ...............    2,303,398        2,122,908

INVESTMENTS IN UNCONSOLIDATED PARTNERSHIP(S) ..      273,541          179,085

PROPERTY, PLANT AND EQUIPMENT, net ............    3,429,238        1,408,680

MICROWAVE RELOCATION COSTS, net ...............      264,215          135,802

MINORITY INTEREST .............................       56,667               --

OTHER ASSETS, net .............................      113,127           77,383
                                                  ----------       ----------

TOTAL ASSETS ..................................   $6,897,009       $4,323,401
                                                  ==========       ==========


LIABILITIES AND PARTNERS' CAPITAL

CURRENT LIABILITIES:
  Advances from partners ......................  $        --         $167,818
  Accounts payable ............................      415,944          196,146
  Payable to affiliate ........................       11,933            5,626
  Accrued interest ............................       56,678           34,057
  Accrued expenses ............................      231,429           47,173
  Current maturities of long-term debt ........       34,562               49
                                                  ----------       ----------
     Total current liabilities ................      750,546          450,869

CONSTRUCTION OBLIGATIONS ......................      705,280          714,934

LONG-TERM DEBT ................................    3,533,954          686,192

OTHER NONCURRENT LIABILITIES ..................       48,975           11,356

COMMITMENTS AND CONTINGENCIES

LIMITED PARTNER INTEREST IN CONSOLIDATED
     SUBSIDIARY ...............................       13,722           13,397

PARTNERS' CAPITAL AND ACCUMULATED DEFICIT:
  Partners' capital ...........................    3,964,750        3,003,484
  Accumulated deficit .........................   (2,120,218)        (556,831)
                                                  ----------       ----------
     Total partners' capital ..................    1,844,532        2,446,653
                                                  ----------       ----------

TOTAL LIABILITIES AND PARTNERS' CAPITAL .......   $6,897,009       $4,323,401
                                                  ==========       ==========


See notes to consolidated financial statements

             SPRINT SPECTRUM HOLDING COMPANY, L.P. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (In Thousands)

                                                                     For the Years Ended December 31,
                                                                    1997             1996               1995
OPERATING REVENUES .......................................        $248,607           $4,175              $--

OPERATING EXPENSES:
  Cost of revenues .......................................         555,030           36,076               --
  Selling, general and administrative ....................         696,911          312,697           66,340
  Depreciation and amortization ..........................         307,400           11,275              211
                                                               -----------      -----------      -----------

     Total operating expenses ............................       1,559,341          360,048           66,551
                                                               -----------      -----------      -----------

LOSS FROM OPERATIONS .....................................      (1,310,734)        (355,873)         (66,551)

OTHER INCOME (EXPENSE):
  Interest income ........................................          26,456            8,593              460
  Interest expense .......................................        (121,844)            (323)              --
  Other income ...........................................           5,474            1,586               38
  Equity in loss of unconsolidated
    partnerships .........................................        (168,935)         (96,850)         (46,206)
                                                               -----------      -----------      -----------

     Total other income (expense) ........................        (258,849)         (86,994)         (45,708)
                                                               -----------      -----------      -----------

NET LOSS BEFORE MINORITY INTEREST ........................      (1,569,583)        (442,867)        (112,259)

MINORITY INTEREST ........................................           6,196             (227)           1,830
                                                               -----------      -----------      -----------

NET LOSS .................................................     $(1,563,387)       $(443,094)       $(110,429)
                                                               ===========      ===========      ===========

See notes to consolidated financial statements

             SPRINT SPECTRUM HOLDING COMPANY, L.P. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
                                 (In Thousands)

                                Partners'        Accumulated
                                 Capital           Deficit          Total

BALANCE, January 1, 1995 .... $   123,438      $    (3,308)     $   120,130

Contributions of capital ....   2,168,368               --        2,168,368

Net loss ....................          --         (110,429)        (110,429)
                              -----------      -----------      -----------

BALANCE, December 31, 1995...   2,291,806         (113,737)       2,178,069

Contributions of capital ....     711,678               --          711,678

Net loss ....................          --         (443,094)        (443,094)
                              -----------      -----------      -----------

BALANCE, December 31, 1996...   3,003,484         (556,831)       2,446,653

Contributions of capital ....     973,001               --          973,001

Net loss ....................          --       (1,563,387)      (1,563,387)

Return of capital ...........     (11,735)              --          (11,735)
                              -----------      -----------      -----------

BALANCE, December 31, 1997... $ 3,964,750      $(2,120,218)     $ 1,844,532
                              ===========      ===========      ===========


See notes to consolidated financial statements

             SPRINT SPECTRUM HOLDING COMPANY, L.P. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In Thousands)

                                                                             For the Years Ended December 31,
                                                                                  1997             1996              1995
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss ...............................................................     $(1,563,387)       $(443,094)       $(110,429)
Adjustments to reconcile net loss to net cash provided by (used in)
 operating activities:
Equity in loss of unconsolidated partnership ...........................         168,935           96,850           46,206
Minority interest ......................................................          (6,196)             227           (1,830)
Depreciation and amortization ..........................................         307,930           11,275              242
Amortization of debt discount and issuance costs .......................          49,061           14,008               --
Changes in assets and liabilities, net of effects of acquisition of APC:
  Receivables ..........................................................        (182,882)         (15,871)            (340)
  Inventory ............................................................         (24,870)         (72,414)              --
  Prepaid expenses and other assets ....................................         (12,497)         (21,608)            (178)
  Accounts payable and accrued expenses ................................         371,168          231,754           47,503
  Other noncurrent liabilities .........................................          37,619            9,500            1,856
                                                                             -----------      -----------      -----------
      Net cash used in operating activities ............................        (855,119)        (189,373)         (16,970)

CASH FLOWS FROM INVESTING ACTIVITIES:
 Capital expenditures ..................................................      (2,041,313)      (1,386,346)         (31,763)
 Proceeds on sale of equipment .........................................              --               --               37
 Microwave relocation costs, net .......................................        (116,278)        (135,828)              --
 Purchase of PCS licenses ..............................................              --               --       (2,006,156)
 Purchase of APC, net of cash acquired .................................          (6,764)              --               --
 Investment in unconsolidated partnerships .............................        (191,171)        (190,390)        (131,752)
 Loan to unconsolidated partnership ....................................        (111,468)        (231,964)            (655)
 Payment received on loan to unconsolidated partnership ................         246,670            5,950               --
                                                                             -----------      -----------      -----------
      Net cash used in investing activities ............................      (2,220,324)      (1,938,578)      (2,170,289)

CASH FLOWS FROM FINANCING ACTIVITIES:
 Advances from partners ................................................              --          167,818               --
 Net borrowing under revolving credit agreement ........................         605,000               --               --
 Proceeds from issuance of long-term debt ..............................       1,763,045          674,201               --
 Change in construction obligations ....................................          (9,654)         714,934               --
 Payments on long-term debt ............................................        (170,809)             (24)              --
 Debt issuance costs ...................................................         (20,000)         (71,791)              --
 Partner capital contributions .........................................         966,772          711,678        2,183,368
 Return of capital .....................................................         (11,735)              --               --
                                                                             -----------      -----------      -----------
      Net cash provided by financing activities ........................       3,122,619        2,196,816        2,183,368
                                                                             -----------      -----------      -----------

INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS ..........................................................          47,176           68,865           (3,891)

CASH AND CASH EQUIVALENTS, Beginning of Period .........................          69,988            1,123            5,014
                                                                             -----------      -----------      -----------

CASH AND CASH EQUIVALENTS, End of Period ...............................        $117,164          $69,988           $1,123
                                                                             ===========      ===========      ===========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
  INFORMATION:

* Interest paid, net of amount capitalized .............................         $35,629             $323              $--

NON-CASH INVESTING AND FINANCING ACTIVITIES:
* Accrued interest of $51,673 related to vendor financing was converted to long-term debt during the year ended
  December 31, 1997.

* PCS license covering the Omaha MTA and valued at $6,229 was contributed to the Company by Cox Communications during the year ended December 31, 1997.

See notes to consolidated financial statements

             SPRINT SPECTRUM HOLDING COMPANY, L.P. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   ORGANIZATION

Sprint Spectrum Holding Company, L.P. ("Holdings" or the "Company") is a limited partnership formed in Delaware on March 28, 1995, by Sprint Enterprises, L.P., TCI Spectrum Holdings, Inc., Cox Telephony Partnership and Comcast Telephony Services (together the "Partners"). Holdings was formed pursuant to a reorganization of the operations of an existing partnership, WirelessCo, L.P. ("WirelessCo") which transferred certain operating functions to Holdings. The Partners are subsidiaries of Sprint Corporation ("Sprint"), Tele-Communications, Inc. ("TCI"), Cox Communications, Inc. ("Cox"), and Comcast Corporation ("Comcast", and together with Sprint, TCI and Cox, the "Parents"), respectively. The Company and certain other affiliated partnerships offer services as Sprint PCS.

The Partners of the Company have the following ownership interests as of December 31, 1997, and 1996:


          Sprint Enterprises, L.P.                            40%
          TCI Spectrum Holdings, Inc.                         30%
          Cox Telephony Partnership                           15%
          Comcast Telephony Services                          15%


Each Partner's ownership interest consists of a 99% general partner interest and a 1% limited partnership interest.

The Company is consolidated with its subsidiaries, including NewTelco, L.P. ("NewTelco") and Sprint Spectrum L.P., which, in turn, has several subsidiaries. Sprint Spectrum L.P.'s subsidiaries are Sprint Spectrum Equipment Company, L.P. ("EquipmentCo"), Sprint Spectrum Realty Company, L.P. ("RealtyCo"), Sprint Spectrum Finance Corporation ("FinCo"), and WirelessCo. RealtyCo and EquipmentCo were organized on May 15, 1996 for the purpose of holding personal communications service ("PCS") network-related real estate interests and assets. FinCo was formed on May 20, 1996 to be a co-obligor of the debt obligations discussed in Note 5. Additionally, the results of American PCS, L.P. ("APC") are consolidated from November 1997, the date the Federal Communications Commission ("FCC") approved Holdings as the new managing partner (Note 4). APC, through subsidiaries, owns a PCS license for and operates a broadband GSM (global system for mobile communications) in the Washington D.C./Baltimore Major Trading Area ("MTA"), and is in the process of building a code division multiple access ("CDMA") overlay for its existing GSM PCS system. APC includes American PCS Communications, LLC, APC PCS, LLC, APC Realty and Equipment Company, LLC and American Personal Communications Holdings, Inc. MinorCo, L.P. ("MinorCo") holds the minority ownership interests in NewTelco, Sprint Spectrum L.P., EquipmentCo, RealtyCo and WirelessCo at December 31, 1997 and 1996, and APC at December 31, 1997.

Venture Formation and Affiliated Partnerships - A Joint Venture Formation Agreement (the "Formation Agreement"), dated as of October 24, 1994, and subsequently amended as of March 28, 1995, and January 31, 1996, was entered into by the Parents, pursuant to which the Parents agreed to form certain entities to (i) provide national wireless telecommunications services, including acquisition and development of PCS licenses, (ii) develop a PCS wireless system in the Los Angeles-San Diego MTA, and (iii) take certain other actions.

On October 24, 1994, WirelessCo was formed and on March 28, 1995, additional partnerships were formed consisting of Holdings, MinorCo, NewTelco, and Sprint Spectrum L.P. The Partners' ownership interests in WirelessCo were initially held directly by the Partners as of October 24, 1994, the formation date of WirelessCo, but were subsequently contributed to Holdings and then to Sprint Spectrum L.P. on March 28, 1995.

Sprint Spectrum Holding Company, L.P. Partnership Agreement - The Amended and Restated Agreement of Limited Partnership of MajorCo, L.P. (the "Holdings Agreement"), dated as of January 31, 1996, among Sprint Enterprises, L.P., TCI Spectrum Holdings, Inc., Comcast Telephony Services and Cox Telephony Partnership provides that the purpose of the Company is to engage in wireless communications services.

The Holdings Agreement generally provides for the allocation of profits and losses according to each Partner's proportionate percentage interest, after giving effect to special allocations. After special allocations, profits are allocated to partners to the extent of and in proportion to cumulative net losses previously allocated. Losses are allocated, after considering special allocations, according to each Partner's allocation of net profits previously allocated.

The Holdings Agreement provides for planned capital contributions by the Partners ("Total Mandatory Contributions") of $4.2 billion, which includes agreed upon values attributable to the contributions of certain additional PCS licenses by a Partner. The Total Mandatory Contributions amount is required to be contributed in accordance with capital contribution schedules to be set forth in approved annual budgets. The partnership board of Holdings may request capital contributions to be made in the absence of an approved budget or more quickly than provided for in an approved budget, but always subject to the Total Mandatory Contributions limit. The proposed budget for fiscal 1998 has not yet been approved by the partnership board, which has resulted in the occurrence of a Deadlock Event (as defined) under the Holdings Agreement as of January 1, 1998. If the 1998 proposed budget is not approved through resolution procedures set forth in the Holdings Agreement, certain specified buy/sell procedures may be triggered which may result in a restructuring of the partners' interest in the Company or, in limited circumstances, liquidation of the Company. As of December 31, 1997, approximately $4.0 billion of the Total Mandatory Contributions had been contributed by the Partners to Holdings and its affiliated partnerships, of which approximately $3.3 billion had been contributed to Sprint Spectrum L.P.

Emergence from Development Stage Company - Prior to the third quarter of 1997, the Company reported its operations as a development stage enterprise. The Company has commenced service in all of the MTAs in which it owns a license. As a result, the Company is no longer considered a development stage enterprise, and the balance sheets and statements of operations and of cash flows are no longer presented in development stage format.

Management believes that the Company will incur additional losses in 1998 and require additional financial resources to support the current level of operations and the remaining network buildout for the year ended December 31, 1998. Management believes the Company has the ability to obtain the required levels of financing through additional financing arrangements or additional equity funding from the Partners.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The assets, liabilities, results of operations and cash flows of entities in which the Company has a controlling interest have been consolidated. All significant intercompany accounts and transactions have been eliminated.

Minority Interests - MinorCo, the limited partner in NewTelco, has been allocated approximately $0.3 million and $0.2 million in income for the years ended December 31, 1997, and 1996, respectively. Losses of $1.8 million for the year ended December 31, 1995 incurred by NewTelco as losses in excess of the general partner's capital accounts (which consisted of $1,000) are to be allocated to the limited partner to the extent of its capital account.

In November 1997, concurrent with the acquisition discussed in Note 4, American Personal Communications II, L.P. ("APC II") became the minority owner in APC. APC II has been allocated approximately $6.5 million in losses in APC since the date of acquisition. Prior to November 1997, APC II, as majority owner, had been allocated approximately $50 million in losses in excess of its investment. At December 31, 1997, after consolidation of APC, the total of such losses, approximately $56.7 million, was recorded as minority interest in the Company's consolidated balance sheet. This treatment reflects that APC II continued to be responsible for funding its share of losses until January 1, 1998 when the Company acquired the remaining interest in APC.

Trademark Agreement - Sprint(R) is a registered trademark of Sprint Communications Company L.P. and Sprint(R) and Sprint PCS(R) are licensed to the Company on a royalty-free basis pursuant to a trademark license agreement between the Company and Sprint Communications Company L.P.

Revenue Recognition - Operating revenues for PCS services are recognized as service is rendered. Operating revenues for equipment sales are recognized at the time the equipment is delivered to a customer or an unaffiliated agent.

Cost of Equipment - The Company uses multiple distribution channels for its inventory, including third-party retailers, Company-owned retail stores, its direct sales force and telemarketing. Cost of equipment varies by distribution channel and includes the cost of multiple models of handsets, related accessory equipment, and warehousing and shipping expenses.

Cash and Cash Equivalents - The Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents. The Company maintains cash and cash equivalents in financial institutions with the highest credit ratings.

Accounts Receivable - Accounts receivable are net of an allowance for doubtful accounts of approximately $9.0 million and $0.2 million at December 31, 1997 and 1996, respectively.

Inventory - Inventory consists of wireless communication equipment (primarily handsets). Inventory is stated at lower of cost (on a first-in, first-out basis) or replacement value. Any losses on the sales of handsets are recognized at the time of sale.

Property, Plant and Equipment - Property, plant and equipment are stated at cost or fair value at the date of acquisition. Construction work in progress represents costs incurred to design and construct the PCS network. Repair and maintenance costs are charged to expense as incurred. When network equipment is retired, or otherwise disposed of, its book value, net of salvage, is charged to accumulated depreciation.

When non-network equipment is sold, retired or abandoned, the cost and accumulated depreciation are relieved and any gain or loss is recognized. Property, plant and equipment are depreciated using the straight-line method based on estimated useful lives of the assets. Depreciable lives range from 3 to 20 years.

Equipment under Capital Leases - APC leases certain of its office and other equipment under capital lease agreements. The assets and liabilities under capital leases are recorded at the lesser of the present value of aggregate future minimum lease payments, including estimated bargain purchase options, or the fair value of the assets under lease. Assets under these capital leases are depreciated over their estimated useful lives of 5 to 7 years. Depreciation related to capital leases is included within depreciation expense.

Investment in PCS Licenses - During 1994 and 1995, the Federal Communications Commission ("FCC") auctioned PCS licenses in specific geographic service areas. The FCC grants licenses for terms of up to ten years, and generally grants renewals if the licensee has complied with its license obligations. The Company believes it will be able to secure renewal of the PCS licenses held by its subsidiaries. PCS licenses are amortized over estimated useful lives of 40 years once placed in service. Accumulated amortization for PCS licenses totaled approximately $45.2 million and $1.7 million as of December 31, 1997, and 1996, respectively. There was no amortization in 1995.

Microwave Relocation Costs - The Company has also incurred costs associated with microwave relocation in the construction of the PCS network. Microwave relocation costs are amortized over estimated useful lives of 40 years once placed in service. Accumulated amortization for microwave relocation costs totaled approximately $5.2 million as of December 31, 1997. There was no amortization in 1996 or 1995.

Intangible Assets - The ongoing value and remaining useful life of intangible assets are subject to periodic evaluation. The Company currently expects the carrying amounts to be fully recoverable. Impairments of intangibles and long-lived assets are assessed based on an undiscounted cash flow methodology.

Capitalized Interest - Interest costs associated with the construction of capital assets (including the PCS licenses) incurred during the period of construction are capitalized. The total interest costs capitalized in 1997 and 1996 were approximately $98.6 million and $30.5 million, respectively. There were no amounts capitalized in 1995.

Debt Issuance Costs - Included in other assets are costs associated with obtaining financing. Such costs are capitalized and amortized to interest expense over the term of the related debt instruments using the effective interest method. Accumulated amortization for the years ended December 31, 1997 and 1996 were approximately $13.4 million and $1.9 million, respectively. There was no amortization in 1995.

Operating Leases - Rent expense is recognized on the straight-line basis over the life of the lease agreement, including renewal periods. Lease expense recognized in excess of cash expended is included in non-current liabilities in the consolidated balance sheet.

Major Customer - The Company markets its products through multiple distribution channels, including Company-owned retail stores and third-party retail outlets. The Company's subscribers are disbursed throughout the United States. Sales to one third-party retail customer represented approximately 21% and 88% of operating revenue in the consolidated statements of operations for the years ended December

31, 1997 and 1996, respectively. The Company reviews the credit history of retailers prior to extending credit and maintains allowances for potential credit losses. The Company believes that its risk from concentration of credit is limited.

Income Taxes - The Company has not provided for federal or state income taxes since such taxes are the responsibility of the individual Partners.

Financial Instruments - The carrying value of the Company's short-term financial instruments, including cash and cash equivalents, receivables from customers and affiliates and accounts payable approximates fair value. The fair value of the Company's long-term debt is based on quoted market prices for the same issues or current rates offered to the Company for similar debt. A summary of the fair value of the Company's long-term debt at December 31, 1997 and 1996 is included in Note 5.

The fair value of the interest rate contracts is the estimated net amount that APC would pay to terminate the contracts at the balance sheet date. The fair value of the fixed rate loans is estimated using discounted cash flow analysis based on APC's current incremental borrowing rate at which similar borrowing agreements would be made under current conditions.

Derivative Financial Instruments - Derivative financial instruments (interest rate contracts) are utilized by APC to reduce interest rate risk. APC has established a control environment which includes risk assessment and management approval, reporting and monitoring of derivative financial instrument activities. APC does not hold or issue derivative financial instruments for trading purposes.

The differentials to be received or paid under interest rate contracts that are matched against underlying debt instruments and qualify for settlement accounting are recognized in income over the life of the contracts as adjustments to interest expense. Gains and losses on terminations of interest rate contracts are recognized as other income or expense when terminated in conjunction with the retirement of associated debt. Gains and losses on terminations of interest rate contracts not associated with the retirement of debt are deferred and amortized to interest expense over the remaining life of the associated debt to the extent that such debt remains outstanding.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications - Certain reclassifications have been made to the 1996 and 1995 consolidated financial statements to conform to the 1997 consolidated financial statement presentation.

3.       PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following at December 31, 1997 and 1996 (in thousands):

                                                                   1997            1996
Land                                                         $     1,444      $       905
Buildings and leasehold improvements                             618,281           86,467
Fixtures and office furniture                                    165,998           68,210
Network equipment                                              2,265,213          255,691
Telecommunications plant - construction work in progress         632,922        1,006,990
                                                             -----------      -----------
                                                               3,683,858        1,418,263
Less accumulated depreciation                                   (254,620)          (9,583)
                                                             -----------      -----------
                                                             $ 3,429,238      $ 1,408,680
                                                             ===========      ===========

Depreciation expense on property, plant and equipment was approximately $244.9 million, $ 9.6 million, and $0.2 million for the years ended December 31, 1997, 1996 and 1995, respectively.


4.   INVESTMENTS IN PARTNERSHIPS

APC - On January 9, 1995, WirelessCo acquired a 49% limited partnership interest in APC. In September 1997, Holdings increased its ownership in APC to a 58.3% through additional capital contributions of $30 million, and became the managing partner upon FCC approval in November, 1997. As of January 1, 1998, Holdings and MinorCo increased their ownership percentages to 99.75% and 0.25%, respectively, of the partnership interests for approximately $30 million.

The acquisition increasing ownership to 58.3% was accounted for as a purchase and, accordingly, the operating results of APC has been included in the Company's consolidated financial statements since the date of the FCC's approval of the acquisition. The purchase price was allocated to the assets acquired and the liabilities assumed based on a preliminary estimate of fair value. The following table reflects the total of APC's assets and liabilities at the date of acquisition:

                             Assets acquired                    $  503
                             Cash paid                             (30)
                             Minority interest                      50
                                                                ------
                             Liabilities assumed                $  523
                                                                ======

The ultimate allocation of the purchase price may differ from the initial estimate.

The following unaudited pro forma financial information assumes the acquisition had occurred on January 1 of each year and that the Company had owned 100% of APC and consolidated its results in the financial statements:


Proforma - Sprint Spectrum Holding Company, L.P.

                                                 1997               1996
     Net sales                               $   355,038      $    76,013
     Net loss (before minority interest)      (1,646,551)        (553,274)

Pro forma data does not purport to be indicative of the results that would have been obtained had these events actually occurred at the beginning of the periods presented and is not intended to be a projection of future results.

Prior to acquisition of controlling interest, the Company's investment in APC was accounted for under the equity method. The partnership agreement between the Company and APC II specified that losses were allocated based on percentage ownership interests and certain other factors. In January 1997, the Company and APC II amended the APC partnership agreement with respect to the allocation of profits and losses. For financial reporting purposes, profits and losses were allocated in proportion to Holdings' and APC II's respective partnership interests, except for costs related to stock appreciation rights and interest expense attributable to the FCC interest payments which were allocated entirely to APC II. Losses of approximately $60 million, $97 million and $46 million for the years ended December 31, 1997, 1996 and 1995, respectively, are included in equity in losses of unconsolidated subsidiaries during the period prior to the acquisition of controlling interest.

Cox Communications PCS, L.P. - On December 31, 1996, the Company acquired a 49% limited partner interest in Cox Communications PCS, L.P. ("Cox PCS"). Cox Pioneer Partnership ("CPP") holds a 50.5% general and a 0.5% limited partner interest and is the general and managing partner. The investment in Cox PCS is accounted for under the equity method. Under the terms of the partnership agreement, CPP and the Company are obligated to, among other things: (a) upon FCC consent to the assumption and recognition of the license payment obligations by Cox PCS, CPP is obligated to make capital contributions in an amount equal to such liability and related interest (the PCS license covering the Los Angeles-San Diego MTA was contributed to Cox PCS in March 1997) (b) the Company is obligated to make capital contributions of approximately $368.9 million to Cox PCS; (c) the Company is not obligated to make any cash capital contributions upon the assumption by Cox PCS of the FCC payment obligations until CPP has contributed cash in an amount equal to the aggregate principal and interest of such obligations; and, (d) CPP and the Company are obligated to make additional capital contributions in an amount equal to such partner's percentage interest times the amount of additional capital contributions being requested.

As of December 31, 1997, approximately $348.2 million in equity, including $2.45 million to PCS Leasing Co, L.P. ("LeasingCo"), a subsidiary of Cox PCS, had been contributed to Cox PCS by the Company. Through December 31, 1996, $168 million had been contributed to Cox PCS. Losses are allocated to the partners based on their ownership percentages. Subsequent to December 31, 1997, the Company completed its funding obligation to Cox PCS under the partnership agreement. Concurrent with this funding, the Company paid approximately $33.2 million in interest that had accrued on the unfunded capital obligation.

Additionally, the Company acquired a 49% limited partner interest in LeasingCo. LeasingCo was formed to acquire, construct or otherwise develop equipment and other personal property to be leased to Cox PCS. The Company is not obligated to make additional capital contributions to LeasingCo beyond the initial funding of approximately $2.45 million .

Under the partnership agreement, CPP has the right to require that Holdings acquire all or part of CPP's interest in Cox PCS based on fair market value at the time of the transaction. Subsequent to December 31, 1997, CPP elected to exercise this right. As a result, the Company intends to acquire 10.2% of Cox PCS, subject to FCC approval, which will give the Company controlling interest. The purchase price, currently estimated at $80 million, will be based on the fair market value of Cox PCS as determined by independent appraisals. Through December 2008, CPP may put any remaining interest in Cox PCS to the Company.


5.   LONG-TERM DEBT AND BORROWING ARRANGEMENTS

Long-term debt consists of the following as of December 31, 1997 and 1996 (in thousands):

                                                            1997            1996
11% Senior Notes due in 2006                            $  250,000     $  250,000
12 1/2% Senior Discount Notes due in 2006, net of
   unamortized discount of $177,720 and $214,501 at
   December 31, 1997 and 1996, respectively                322,280        285,499
Credit Facility - term loans                               300,000        150,000
Credit Facility - revolving credit                         605,000             --
Vendor Financing                                         1,612,914             --
APC Senior Secured Term Loan Facility                      220,000             --
APC Senior Secured Reducing Revolving Credit
   Facility                                                141,429             --
Due To FCC, net of unamortized discount of
   $11,989                                                  90,355             --
Other                                                       26,538            742
                                                        ----------     ----------
Total debt                                               3,568,516        686,241
Less current maturities                                     34,562             49
                                                        ----------     ----------
Long-term debt                                          $3,533,954     $  686,192
                                                        ==========     ==========

Senior Notes and Senior Discount Notes - In August 1996, Sprint Spectrum L.P. and Sprint Spectrum Finance Corporation (together, the "Issuers") issued $250 million aggregate principal amount of 11% Senior Notes due 2006 ("the Senior Notes"), and $500 million aggregate principal amount at maturity of 12 1/2% Senior Discount Notes due 2006 (the "Senior Discount Notes" and, together with the Senior Notes, the "Notes"). The Senior Discount Notes were issued at a discount to their aggregate principal amount at maturity and generated proceeds of approximately $273 million. Cash interest on the Senior Notes will accrue at a rate of 11% per annum and is payable semi-annually in arrears on each February 15 and August 15, commencing February 15, 1997. Cash interest will not accrue or be payable on the Senior Discount Notes prior to August 15, 2001. Thereafter, cash interest on the Senior Discount Notes will accrue at a rate of 12 1/2% per annum and will be payable semi-annually in arrears on each February 15 and August 15, commencing February 15, 2002.

On August 15, 2001, the Issuers will be required to redeem an amount equal to $384.772 per $1,000 principal amount at maturity of each Senior Discount Note then outstanding ($192 million in aggregate principal amount at maturity, assuming all of the Senior Discount Notes remain outstanding at such date).

The Notes are redeemable at the option of the Issuers, in whole or in part, at any time on or after August 15, 2001 at the redemption prices set forth below, respectively, plus accrued and unpaid interest, if any, to the redemption date, if redeemed during the 12 month period beginning on August 15 of the years indicated below:

                                                           Senior Discount
                                          Senior Notes           Notes
                                       Redemption Price   Redemption Price
             Year
             2001                           105.500%           110.000%
             2002                           103.667%           106.500%
             2003                           101.833%           103.250%
             2004  and thereafter           100.000%           100.000%

In addition, prior to August 15, 1999, the Issuers may redeem up to 35% of the originally issued principal amount of the Notes with the net proceeds of one or more public equity offerings, provided that at least 65% of the originally issued principal amount at maturity of the Senior Notes and Senior Discount Notes would remain outstanding immediately after giving effect to such redemption. The redemption price of the Senior Notes is equal to 111.0% of the principal amount of the Senior Notes so redeemed, plus accrued and unpaid interest, if any, to the redemption date. The redemption price of the Senior Discount Notes is equal to 112.5% of the accreted value at the redemption date of the Senior Discount Notes so redeemed.

The Notes contain certain restrictive covenants, including (among other requirements) limitations on additional indebtedness, limitations on restricted payments, limitations on liens, and limitations on dividends and other payment restrictions affecting certain restricted subsidiaries.

Bank Credit Facility -Sprint Spectrum L.P. (the "Borrower") entered into an agreement with The Chase Manhattan Bank ("Chase") as agent for a group of lenders for a $2 billion bank credit facility dated October 2, 1996. The proceeds of this facility are to be used to finance working capital needs, subscriber acquisition costs, capital expenditures and other general Borrower purposes.

The facility consists of a revolving credit commitment of $1.7 billion and a $300 million term loan commitment. In November 1997, certain terms relating to the financial and operating conditions were amended. As of December 31, 1997, $605 million had been drawn at a weighted average interest rate of 8.42%, with $1.1 billion remaining available. There were no borrowings under the revolving credit commitment as of December 31, 1996. Commitment fees for the revolving portion of the agreement are payable quarterly based on average unused revolving commitments. As of February 15, 1998, the Company had borrowed an additional $225 million under the revolving credit facility.

The revolving credit commitment expires July 13, 2005. Availability will be reduced in quarterly installments ranging from $75 million to $175 million commencing January 2002. Further reductions may be required after January 1, 2002 to the extent that the Borrower meets certain financial conditions.

The term loans are due in sixteen consecutive quarterly installments beginning January 2002 in aggregate principal amounts of $125,000 for each of the first fifteen payments with the remaining aggregate outstanding principal amount of the term loans due as the last installment.

Interest on the term loans and/or the revolving credit loans is at the applicable LIBOR rate plus 2.5% ("Eurodollar Loans"), or the greater of the prime rate or 0.5% plus the Federal Funds effective rate, plus 1.5% ("ABR Loans"), at the Borrower's option. The interest rate may be adjusted downward for improvements in the bond rating and/or leverage ratios. Interest on ABR Loans and Eurodollar Loans with interest period terms in excess of 3 months is payable quarterly. Interest on Eurodollar Loans with interest period terms of less than 3 months is payable on the last day of the interest period. As of December 31, 1997 and 1996, the weighted average interest rate on the term loans was 8.39% and 8.19%, respectively.

Borrowings under the Bank Credit Facility are secured by the Borrower's interests in WirelessCo, RealtyCo and EquipmentCo and certain other personal and real property (the "Shared Lien"). The Shared Lien equally and ratably secures the Bank Credit Facility, the Vendor Financing agreements (discussed below) and certain other indebtedness of the Borrower. The credit facility is jointly and severally guaranteed by WirelessCo, RealtyCo and EquipmentCo and is non-recourse to the Parents and the Partners.

The Bank Credit Facility agreement and Vendor Financing agreements contain certain restrictive financial and operating covenants, including (among other requirements) maximum debt ratios (including debt to total capitalization), limitations on capital expenditures, limitations on additional indebtedness and limitations on dividends and other payment restrictions affecting certain restricted subsidiaries. The loss of the right to use the Sprint(R) trademark, the termination or non-renewal of any FCC license that reduces population coverage below specified limits, or certain changes in controlling interest in the Borrower, as defined, among other provisions, constitute events of default.

Vendor Financing - As of October 2, 1996, the Company entered into financing agreements with Northern Telecom, Inc. ("Nortel") and Lucent Technologies, Inc. ("Lucent" and together with Nortel, the "Vendors") for multiple drawdown term loan facilities totaling $1.3 billion and $1.8 billion, respectively. The proceeds of such facilities are to be used to finance the purchase of goods and services provided by the Vendors. Additionally, the commitments allow for the conversion of accrued interest into additional principal. Such conversions do not reduce the availability under the commitments. Interest accruing on the debt outstanding at December 31, 1997, can be converted into additional principal through February 8, 1999 and March 30, 1999, for Lucent and Nortel, respectively.

On April 30, 1997 and November 20, 1997, the Company amended the terms of its financing agreement with Nortel. The amendments provide for a syndication of the financing commitment between Nortel, several banks and other vendors (the "Nortel Lenders"), and the modification of certain operating and financial covenants. The commitment provides financing in two phases. During the first phase, the Nortel Lenders will finance up to $800 million. Under the second phase, the Nortel Lenders will finance up to an additional $500 million upon the achievement of certain operating and financial conditions, as amended. As of December 31, 1997, $630 million, including converted accrued interest of

$18.6 million, had been borrowed at a weighted average interest rate of 8.98% with $189 million remaining available under the first phase. In addition, the Company paid $20 million in origination fees upon the initial drawdown under the first phase and will be obligated to pay additional origination fees on the date of the initial drawdown loan under the second phase. As of February 15, 1998, the Company had borrowed an additional $47.0 million under the Nortel facility. There were no borrowings under the Nortel facility at December 31, 1996.

On May 29, 1997 and November 20, 1997, the Company amended the terms of its financing agreement with Lucent. The amendments provide for a syndication of the financing commitment between Lucent, Sprint and other banks and vendors (the "Lucent Lenders"), and the modification of certain operating and financial covenants. The Lucent Lenders have committed to financing up to $1.5 billion through December 31, 1997, and up to an aggregate of $1.8 billion thereafter. The Company pays a facility fee on the daily amount of certain loans outstanding under the agreement, payable quarterly. The Lucent agreement terminates June 30, 2001. As of December 31, 1997, the Company had borrowed approximately $983 million, including converted accrued interest of $33.1 million, under the Lucent facility at a weighted average interest rate of 8.94%, with $850 million remaining available. As of February 15, 1998, the Company had borrowed an additional $104.1 million under the Lucent facility. There were no borrowings under the Lucent facility at December 31, 1996.

The principal amounts of the loans drawn under both the Nortel and Lucent agreements are due in twenty consecutive quarterly installments, commencing on the date which is thirty-nine months after the last day of such "Borrowing Year" (defined in the agreements as any one of the five consecutive 12-month periods following the date of the initial drawdown of the loan). The aggregate amount due each year is equal to percentages ranging from 10% to 30% multiplied by the total principal amount of loans during each Borrowing Year.

The agreements provide two borrowing rate options. During the first phase of the Nortel agreement and throughout the term of the Lucent agreement "ABR Loans" bear interest at the greater of the prime rate or 0.5% plus the Federal Funds effective rate, plus 2%. "Eurodollar Loans" bear interest at the London interbank (LIBOR) rate (any one of the 30-, 60- or 90-day rates, at the discretion of the Company), plus 3%. During the second phase of the Nortel agreement, ABR Loans bear interest at the greater of the prime rate or 0.5% plus the Federal Funds effective rate, plus 1.5%; and Eurodollar loans bear interest at the LIBOR rate plus 2.5%. Interest from the date of each loan through one year after the last day of the Borrowing Year is added to the principal amount of each loan. Thereafter, interest is payable quarterly.

Borrowings under the Vendor Financing are secured by the Shared Lien. The Vendor Financing is jointly and severally guaranteed by WirelessCo, RealtyCo, and EquipmentCo and is non-recourse to the Parents and the Partners.

Certain amounts included under construction obligations on the consolidated balance sheets may be financed under the Vendor Financing agreements.

Due to FCC - APC became obligated to the FCC for $102 million upon receipt of the commercial PCS license covering the Washington D.C./Baltimore MTA. In March 1996, the FCC determined that interest on the amount due would begin to accrue on March 8, 1996, at an interest rate of 7.75%. Beginning with the first payment due in April 1996, the FCC granted two years of interest-only payments followed by three years of principal and interest payments. Based on the interest and payment provisions determined by the FCC and APC's incremental borrowing rate for similar debt at the time the debt was issued, APC has accrued interest beginning upon receipt of the license at an effective rate of 13%.

In connection with the acquisition discussed in Note 4, Holdings became responsible for making principal and interest payments under the APC's obligation to the FCC.

APC Senior Secured Credit Facilities - As of February 7, 1997, American PCS Communications, LLC entered into credit facilities of $420 million, consisting of a term loan facility of $220 million and a reducing revolving credit facility of $200 million (together, the "Credit Agreement"). The Credit Agreement is secured by first priority liens on all the equity interests held by American PCS Communications LLC in its direct subsidiaries, including the equity interests of the subsidiaries which will hold APC's PCS license and certain real property interest and equipment and a first priority security interest in, and mortgages on, substantially all other intangible and tangible assets of APC and subsidiaries. The Credit Agreement matures February 7, 2005, with an interest rate of LIBOR plus 2.25%. The interest rate may be stepped down over the term of the credit agreement based on the ratio of outstanding debt to earnings before interest, tax, depreciation and amortization. Proceeds from the Credit Agreement were used to repay the outstanding financing from Holdings as of the closing date of the credit agreement, capital expenditures for the communications systems, general working capital requirements, and net operating losses.

The Credit Agreement contains covenants which require APC to maintain certain levels of wireless subscribers, as well as other financial and non-financial requirements.

In January 1998 APC completed negotiations with its lenders to amend the Credit Agreement. As amended, the Credit Agreement contains certain covenants which, among other things, contain certain restrictive financial and operating covenants including, maximum debt ratios (including debt to total capitalization) and limitations on capital expenditures. The covenants require American PCS Communications, LLC to enter into interest rate contracts on a quarterly basis to protect and limit the interest rate on 40% of its aggregate debt outstanding.

Other Debt - At December 31, 1997, other debt included a note payable to Lucent for the financing of debt issuance costs, a note payable for certain leasehold improvements, and capital leases acquired in the purchase of APC. Maturities on the debt range from 3 to 10 years, at interest rates from 8.32% to 21%.

Interest Rate Contracts - As of December 31, 1997, APC had entered into nine interest rate contracts (swaps and a collar), with an aggregate notional amount of $122 million. Under the agreements APC pays a fixed rate and receives a variable rate such that it will protect APC against interest rate fluctuations on a portion of its variable rate debt. The fixed rates paid by APC on the interest rate swap contracts range from approximately 5.97% to 6.8%. Option features contained in certain of the swaps operate in a manner such that the interest rate protection in some cases is effective only when rates are outside a certain range. Under the collar arrangement, APC will receive 6.19% when LIBOR falls below 6.19% and pay 8% when LIBOR exceeds 8%. The contracts expire in 2001. The fair value of the interest rate contracts at December 31, 1997 was an unrealized loss of approximately $1.3 million. The notional amounts represent reference balances upon which payments and receipts are based and consequently are not indicative of the level of risk or cash requirements under the contracts. APC has exposure to credit risk to the counterparty to the extent it would have to replace the interest rate swap contract in the market when and if a counterparty were to fail to meet its obligations. The counterparties to all contracts are primary dealers that meet APC's criteria for managing credit exposures.

Fair Value - The estimated fair value of the Company's long-term debt at December 31, 1997 and 1996 is as follows (in thousands):

                                          1997                     1996
                                  Carrying     Estimated    Carrying     Estimated
                                   Amount      Fair Value    Amount     Fair Value
11% Senior Notes                  $250,000     $280,650     $250,000     $270,625
12 1/2% Senior Discount Notes      322,280      389,300      285,499      337,950
Credit facility - term loans       300,000      300,000      150,000      151,343
Credit facility - revolver         605,000      605,000           --           --
Vendor facility - Lucent           983,299      983,299           --           --
Vendor facility - Nortel           629,615      629,615           --           --
APC Senior Secured Term Loan
   Facility                        220,000      220,000           --           --
APC Senior Secured Reducing
   Revolving Credit Facility       141,429      141,429           --           --
FCC debt                            90,355       98,470           --           --

At December 31, 1997, scheduled maturities of long-term debt and capital leases during each of the next five years are as follows (in thousands):

                                         Long-term           Capital
                                            Debt              Leases
                          1998         $    29,800        $    5,411
                          1999              40,425             3,667
                          2000              53,624               591
                          2001             395,291                42
                          2002             583,113                --
                                                               -----
                                                               9,711
                                                               -----
                          Less interest                         (898)
                                                               -----
                          Present value of minimum
                          lease payments                       8,813
                                                               =====


6.   COMMITMENTS AND CONTINGENCIES

Operating Leases - Minimum rental commitments as of December 31, 1997, for all noncancelable operating leases, consisting principally of leases for cell and switch sites and office space, for the next five years, are as follows (in thousands):

                     1998                          $   135,124
                     1999                              131,279
                     2000                              104,658
                     2001                               63,379
                     2002                               21,254

Gross rental expense for cell and switch sites aggregated approximately $92.1 million and $13.1 million for the years ended December 31, 1997 and 1996, respectively. Gross rental expense for office space approximated $33.2 million, $11.4 million, and $0.7 million for the years ended December 31, 1997, 1996, and 1995, respectively. Certain cell and switch site leases contain renewal options (generally for terms of 5 years) that may be exercised from time to time and are excluded from the above amounts.

Procurement Contracts - On January 31, 1996, the Company entered into procurement and services contracts with AT&T Corp. (subsequently assigned to Lucent ) and Nortel for the engineering and construction of a PCS network. Each contract provides for an initial term of ten years with renewals for additional one-year periods. The Vendors must achieve substantial completion of the PCS network within an established time frame and in accordance with criteria specified in the procurement contracts. Pricing for the initial equipment, software and engineering services has been established in the procurement contracts. The procurement contracts provide for payment terms based on delivery dates, substantial completion dates, and final acceptance dates. In the event of delay in the completion of the PCS network, the procurement contracts provide for certain amounts to be paid to the Company by the Vendors. The minimum commitments for the initial term are $0.8 billion and $1.0 billion from Lucent and Nortel, respectively, which include, but are not limited to, all equipment required for the establishment and installation of the PCS network.

Handset Purchase Agreements - In June, 1996, the Company entered into a three-year purchase and supply agreement with a vendor for the purchase of handsets and other equipment totaling approximately $500 million. During 1997 and 1996, the Company purchased $332.7 million and $85 million under the agreement, respectively. The total purchase commitment must be satisfied by April 30, 1998.

In September, 1996, the Company entered into another three-year purchase and supply agreement with a second vendor for the purchase of handsets and other equipment totaling more than $600 million, with purchases that commenced in April, 1997. During 1997, the Company purchased $147.6 million under the agreement. The total purchase commitment must be satisfied by April 2000.

Service Agreements - The Company has entered into an agreement with a vendor to provide PCS call record and retention services. Monthly rates per subscriber are variable based on overall subscriber volume. If subscriber fees are less than specified annual minimum charges, the Company will be obligated to pay the difference between the amounts paid for processing fees and the annual minimum. Annual minimums range from $20 million to $60 million through 2001. The agreement extends through December 31, 2001, with two automatic, two-year renewal periods, unless terminated by the Company. The Company may terminate the agreement prior to the expiration date, but would be subject to specified termination penalties.

The Company has also entered into an agreement with a vendor to provide prepaid calling services. Monthly rates per minute of use are based on overall call volume. If the average minutes of use are less than monthly specified minimums, the Company is obligated to pay the difference between the average minutes used at the applicable rates and the monthly minimum. Monthly minimums range from $40,000 to $50,000 during the initial term. Certain installation and setup fees for processing and database centers are also included in the agreement and are dependent upon a need for such centers. The agreement extends through July 1999, with successive one-year term renewals, unless terminated by the Company. The Company may terminate the agreement prior to the expiration date, but would be subject to specified termination penalties.

In January 1997, the Company entered into a four and one-half year contract for consulting services. Under the terms of the agreement, consulting services will be provided at specified hourly rates for a minimum number of hours. The total commitment is approximately $125 million over the term of the agreement.

Litigation - The Company is involved in various legal proceedings incidental to the conduct of its business. While it is not possible to determine the ultimate disposition of each of these proceedings, the Company believes that the outcome of such proceedings, individually and in the aggregate, will not have a material adverse effect on the Company's financial condition or results of operations.


7.   EMPLOYEE BENEFITS

Employees performing services for the Company were employed by Sprint through December 31, 1995. Amounts paid to Sprint relating to pension expense and employer contributions to the Sprint Corporation 401(k) plan for these employees approximated $0.3 million in 1995.

The Company maintains short-term and long-term incentive plans. All salaried employees of Sprint Spectrum L.P. are eligible for the short-term incentive plan commencing at date of hire. Employees of APC are covered by the APC plans. Short-term incentive compensation is based on incentive targets established for each position based on the Company's overall compensation strategy. Targets contain both an objective Company component and a personal objective component. Charges to operations for the short-term plan approximated $20.0 million, $12.3 million, and $3.5 million for the years ended December 31, 1997, 1996, and 1995, respectively.

Long-Term Compensation Obligation - The Company has two long-term incentive plans, the 1996 Plan and the 1997 Plan. Employees meeting certain eligibility requirements are considered to be participants in each plan. Participants in the 1996 Plan will receive 100% of the pre-established targets for the period from July 1, 1995 to June 30, 1996 (the "Introductory Term"). Participants in the 1996 Plan elected either a payout of the amount due or converted 50% or 100% of the award to appreciation units. Unless converted to appreciation units, payment for the Introductory Term of the 1996 Plan will be made in the third quarter of 1998. Under the 1996 plan, appreciation units vest 25% per year commencing on the second anniversary of the date of grant and expire after a term of ten years. The 1997 Plan appreciation units vest 25% per year commencing on the first anniversary of the date of the grant and also expire after ten years. For the years ended December 31, 1997, 1996, and 1995, $18.1 million, $9.5 million, and $1.9 million, respectively, has been expensed under both plans. At December 31, 1997 a total of approximately 103 million units have been authorized for grant for both plans. The Company has applied APB Opinion No. 25, "Accounting for Stock Issued to Employees" for 1997 and 1996. No significant difference would have resulted if SFAS No. 123, "Accounting for Stock-Based Compensation" had been applied.

Savings Plan - Effective January, 1996, the Company established a savings and retirement program (the "Savings Plan") for certain employees, which qualifies under Section 401(k) of the Internal Revenue Code. Most permanent full-time, and certain part-time, employees are eligible to become participants in the plan after one year of service or upon reaching age 35, whichever occurs first. Participants make contributions to a basic before tax account and supplemental before tax account. The maximum contribution for any participant for any year is 16% of such participant's compensation. For each eligible employee who elects to participate in the Savings Plan and makes a contribution to the basic before tax account, the Company makes a matching contribution. The matching contributions equal 50% of the amount of the basic before tax contribution of each participant up to the first 6% that the employee elects to contribute. Contributions to the Savings Plan are invested, at the participant's discretion, in several designated investment funds. Distributions from the Savings Plan generally will be made onlyupon retirement or other termination of employment, unless deferred by the participant. Expense under the Savings Plan approximated $4.9 million and $1.1 million in 1997 and 1996, respectively.

APC also has an employee savings plan that qualifies under Section 401(k) of the Internal Revenue code. All APC employees completing one year of service are eligible and may contribute up to 15% of their pretax earnings. APC matches 100% of the first 3% of the employee's contribution. Employees are immediately fully vested in APC's contributions. In addition, APC makes discretionary contributions on behalf of eligible participants in the amount of 2% of employee's compensation. Expenses relating to the employee savings plan have not been significant since the date of acquisition.

Profit Sharing (Retirement) Plan - Effective January, 1996, the Company established a profit sharing plan for its employees. Employees are eligible to participate in the plan after completing one year of service. Profit sharing contributions are based on the compensation, age, and years of service of the employee. Profit sharing contributions are deposited into individual accounts of the Company's retirement plan. Vesting occurs once a participant completes five years of service. For the years ended December 31, 1997 and 1996, expense under the profit sharing plan approximated $2.5 million and $0.7 million, respectively.

Deferred Compensation Plan for Executives - Effective January, 1997, the Company established a non-qualified deferred compensation plan which permits certain eligible executives to defer a portion of their compensation. The plan allows the participants to defer up to 80% of their base salary and up to 100% of their annual short-term incentive compensation. The deferred amounts earn interest at the prime rate. Payments will be made to participants upon retirement, disability, death or the expiration of the deferral election under the payment method selected by the participant.


8.   RELATED PARTY TRANSACTIONS

Business Services - The Company reimburses Sprint for certain accounting and data processing services, for participation in certain advertising contracts, for certain cash payments made by Sprint on behalf of the Company and other management services. The Company is allocated the costs of such services based on direct usage. Allocated expenses of approximately $10.5 million, $11.9 million, and $2.6 million are included in selling, general and administrative expense in the consolidated statements of operations for 1997, 1996, and 1995, respectively. In addition to the miscellaneous services agreement described above, the Company has entered into agreements with Sprint for invoicing services, operator services, and switching equipment. The Company is also using Sprint as its interexchange carrier, with the agreement for such services covered under the Holdings partnership agreement. Charges are based on the volume of services provided, and are similar to those that would be incurred with an unrelated third-party vendor.

APC - The Company entered into an affiliation agreement with APC in January 1995 which provides for the reimbursement of certain allocable costs and payment of affiliation fees. For the year ended December 31, 1997, the reimbursement of allocable costs of approximately $14.0 million is included in selling, general and administrative expenses. There were no reimbursements recognized in 1996 or 1995. Additionally, affiliation fees are recognized based on a percentage of APC's net revenues. During the year ended December 31, 1997, affiliation fees of $4.2 million are included in other income.

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

Cox PCS - Concurrent with the execution of the partnership agreement, the Company entered into an affiliation agreement with Cox PCS which provides for the reimbursement of certain allocable costs and payment of affiliate fees. For the years ended December 31, 1997 and 1996, allocable costs of approximately $20.0 million and $7.3 million, respectively, are netted against selling, general and administrative expenses in the accompanying consolidated statements of operations. Of these total allocated costs, approximately $1.6 million and $7.3 million were included in receivables from affiliates in the consolidated balance sheets. In addition, the Company purchases certain equipment, such as handsets, on behalf of Cox PCS. Receivables from affiliates for handsets and related equipment were approximately $31.2 million and $6 million at December 31, 1997 and 1996, respectively.

PhillieCo, L.P. - The Company provides various services to PhillieCo, L.P. ("PhillieCo"), a limited partnership organized by and among subsidiaries of Sprint, TCI and Cox. PhillieCo owns a PCS license for the Philadelphia MTA. During the year ended December 31, 1997, costs for services incurred during 1996 and 1997 of $36.3 million were allocated to PhillieCo. and are included as a reduction of selling, general and administrative expenses in the accompanying consolidated statements of operations. Additionally, affiliation fees are recognized based on a percentage of PhillieCo's net revenues. During the year ended December 31, 1997, affiliation fees of $0.3 million are included in other income in the accompanying consolidated statements of operations. The allocated costs and affiliate fees of $36.6 million are included in receivable from affiliates at December 31, 1997 and were paid during January 1998.
There were no such costs at December 31, 1996.

SprintCom, Inc. - The Company provides services to SprintCom, Inc. ("SprintCom"), an affiliate of Sprint. The Company is currently building out the network infrastructure in certain BTA markets where SprintCom was awarded licenses. Such services include engineering, management, purchasing, accounting and other related services. For the year ended December 31, 1997, costs for services provided of $29.1 million were allocated to SprintCom, and are included as a reduction of selling, general and administrative expenses in the accompanying consolidated statements of operations. Of the total allocated costs, approximately $14.0 million are included in receivables from affiliates at December 31, 1997. No such costs were incurred in 1996.

Paging Services - In 1996, the Company commenced paging services pursuant to agreements with Paging Network Equipment Company and Sprint Communications Company L.P. ("Sprint Communications"). For the years ended December 31, 1997 and 1996, Sprint Communications received agency fees of approximately $10.6 million and $4.9 million, respectively.

Advances from Partners - In December 1996, the Partners advanced approximately $168 million to the Company, which was contributed to Cox PCS (Note 4). The advances were repaid in February 1997.

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


9.   QUARTERLY FINANCIAL DATA (Unaudited)

Summarized quarterly financial data for 1997 and 1996 is as follows (in thousands):

                       1997                          First             Second             Third             Fourth
       Operating revenues...................  $    9,467         $   25,386         $  72,534         $  141,220
       Operating expenses...................     200,281            303,098           455,236            600,726
       Net loss.............................     188,884            287,664           420,914            665,925


                       1996

       Operating revenues...................  $      --          $      --          $     --          $    4,175
       Operating expenses...................     30,978             46,897             87,135            195,038
       Net loss.............................     67,425             90,770            101,497            183,402



10.  SUBSEQUENT EVENTS

Subsequent to December 31, 1997, the Company reorganized operations under which certain field offices will be consolidated. Costs associated with this reorganization are expected to be recorded in the first quarter of 1998 and will consist primarily of severance pay, write-off of certain leasehold improvements and termination payments under lease agreements.






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